OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CLST HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
150925204
(CUSIP Number)
S. Nicholas Walker
Deltec House
Lyford Cay
P.O. Box N1717
Nassau NP, Bahamas
(242) 677-4514
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	150925204	Page	2	of	28 Pages

1	NAMES OF REPORTING PERSONS: S. Nicholas Walker

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Kingdom

	7	SOLE VOTING POWER:

NUMBER OF		1,446,470 (See Item 4).

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,446,470 (See Item 4).

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,446,470 (See Item 4).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0%(1) (See Item 4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	Page	3	of	28 Pages

1	NAMES OF REPORTING PERSONS: The Lion Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		898,870 (See Item 4).

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		898,870 (See Item 4).

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

898,870 (See Item 4).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.4%(1) (See Item 4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	Page	4	of	28 Pages

1	NAMES OF REPORTING PERSONS: York Lion Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		144,200 (See Item 4).

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		144,200 (See Item 4).

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

144,200 (See Item 4).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.7%(1) (See Item 4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	Page	5	of	28 Pages

1	NAMES OF REPORTING PERSONS: York Liquidity L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		403,400 (See Item 4).

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		403,400 (See Item 4).

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

403,400 (See Item 4).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.0%(1) (See Item 4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	Page	6	of	28 Pages

1	NAMES OF REPORTING PERSONS: York Asset Management Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		898,870 (See Item 4).

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		898,870 (See Item 4).

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

898,870 (See Item 4).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.4%(1) (See Item 4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	Page	7	of	28 Pages

1	NAMES OF REPORTING PERSONS: York GP, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		547,600 (See Item 4).

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		547,600 (See Item 4).

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

547,600 (See Item 4).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.7%(1) (See Item 4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	Page	8	of	28 Pages
Item 1. Security and Issuer.
     This Schedule 13D relates to the common stock of CLST Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 601 S. Royal Lane, Coppell, Texas 75019.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by S. Nicholas Walker, The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Cayman Islands limited partnership (“Lion L.P.”), York Liquidity L.P., a British Virgin Islands company (“York Liquidity”), York Asset Management Limited, a company organized in the Commonwealth of the Bahamas (“YAML”), and York GP, Ltd., a Cayman Islands exempted company (“York GP”). S. Nicholas Walker, LFL, Lion L.P., York Liquidity, YAML, and York GP are referred to collectively herein as the “Reporting Persons.”
     (b) The principal business address of each Reporting Person is Deltec House, Lyford Cay, P.O. Box N1717, Nassau NP, Bahamas.
     (c) The principal business of Mr. Walker is providing investment management services through YAML and affiliate entities. The principal business of LFL is investing in equities and bonds. The principal business of each of Lion L.P. and York Liquidity is investing in equities. The principal business of YAML is the provision of investment management services to institutions and sophisticated clients in Europe, the United States of America and Latin America. The principal business of York GP is to act as general partner of Lion L.P. and York Liquidity.
     (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Walker is a citizen of the United Kingdom.
     Attached hereto as Schedule A is information required by this Item 2 with respect to the directors of LFL, YAML, and York GP.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price for the 898,870 shares of common stock of the Issuer owned by LFL was $2,319,245.82, inclusive of brokerage commissions. The aggregate purchase price for the 144,200 shares of common stock of the Issuer owned by Lion L.P. was $372,287.89, inclusive of brokerage commissions. The aggregate purchase price for the 403,400 shares of common stock of the Issuer owned by York Liquidity was $1,044,580.20, inclusive of

CUSIP No.	150925204	Page	9	of	28 Pages
brokerage commissions. Each of LFL, Lion L.P., and York Liquidity acquired the shares with working capital.
Item 4. Purpose of Transaction.
     From time to time, the Reporting Persons have acquired beneficial ownership of shares of the Issuer in the ordinary course of business for investment purposes and have held the shares in such capacity.
     At the annual meeting of shareholders of the Issuer to be held on July 31, 2007, shareholders will vote on the election of three directors to the Issuer’s Board of Directors. Management has nominated three directors to the Board, while a group of shareholders (the “Durham Group”) is soliciting proxies for its nominees for election to the Board of Directors. Mr. Walker has stated his support for management’s nominees for election to the Board, stating that he believes the Issuer’s shareholders will be best served by representation of management’s nominees for election as directors. Mr. Walker presently intend to vote the shares of the Issuer owned by the Reporting Persons for management’s nominees at the annual meeting, because he believes that management and the current Board will implement the Issuer’s Plan of Dissolution approved by shareholders on March 28, 2007 and ensure that one or more liquidating distributions are made as soon as practicable.
     Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto, may have which relate to or would result in:
(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	Changes in the Issuer’s Articles of Incorporation, Bylaws or other action which may impede the acquisition of control of the Issuer by any person;

CUSIP No.	150925204	Page	10	of	28 Pages
(viii)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(ix)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate percentage of the Issuer’s outstanding shares of common stock reported owned by each Reporting Person is based upon 20,553,205 outstanding shares, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended May 31, 2007.
     LFL beneficially owns 898,870 shares of common stock of the Issuer, constituting 4.4% of the outstanding shares of common stock of the Issuer. By reason of its position as investment manager of LFL, YAML may be deemed to beneficially own 898,870 shares of common stock of the Issuer, constituting 4.4% of the outstanding shares of common stock of the Issuer. Lion L.P. beneficially owns 144,200 shares of common stock of the Issuer, constituting 0.7% of the outstanding shares of common stock of the Issuer. York Liquidity beneficially owns 403,400 shares of common stock of the Issuer, constituting 2.0% of the outstanding shares of common stock of the Issuer. York GP may be deemed to beneficially own 547,600 shares of common stock of the Issuer (of which 144,200 may be deemed beneficially owned by reason of its position as general partner of Lion L.P. and 403,400 may be deemed beneficially owned by reason of its position as general partner of York Liquidity), constituting 2.7% of the outstanding shares of common stock of the Issuer.
     Mr. Walker may be deemed to beneficially own an aggregate of 1,446,470 shares of common stock of the Issuer (of which 898,870 may be deemed beneficially owned by him by reason of his position as the Managing Director of YAML (the investment manager of LFL) and 547,600 may be deemed beneficially owned by him by reason of his position as the Managing Director of York GP (the general partner of each of Lion L.P. and York Liquidity)), constituting 7.0% of the outstanding shares of common stock of the Issuer.
     YAML disclaims beneficial ownership of any shares of common stock of the Issuer owned by LFL except to the extent of its pecuniary interest in LFL by reason of its position as investment manager of LFL. Mr. Walker is a potential beneficiary of two trusts which collectively own 5% of the outstanding capital stock of LFL. Other than for his potential beneficial interest in said trusts, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by LFL, except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML (the investment manager of LFL). Mr. Walker’s IRA owns a 0.75% interest in Lion L.P. and Mr. Walker is a beneficiary of a trust which owns an 84% interest in Lion L.P. Other than for his beneficial interest in said IRA and said trust, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by Lion L.P., except to the extent of his pecuniary interest in Lion L.P. by reason of his position as Managing Director of York GP (the general partner of Lion L.P.). Mr. Walker

CUSIP No.	150925204	Page	11	of	28 Pages
is a potential beneficiary of a trust which owns the parent of a company that owns a 0.25% interest in York Liquidity. Other than for his beneficial interest in said trust, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by York Liquidity, except to the extent of his pecuniary interest in York Liquidity by reason of his position as Managing Director of York GP (the general partner of York Liquidity). Each of Lion L.P., York GP, York Liquidity, and LFL disclaims beneficial ownership of any shares of common stock of the Issuer beneficially owned by any other Reporting Person, except to the extent of such Reporting Person’s pecuniary interest therein.
     (b) Mr. Walker may be deemed to have sole voting and dispositive power with respect to 1,446,470 shares of common stock of the Issuer. The shares of common stock that may be deemed to be beneficially owned by Mr. Walker include the 898,870 shares of common stock beneficially owned by LFL by reason of his position as Managing Director of YAML, the investment manager of LFL; the 144,200 shares of common stock beneficially owned by Lion L.P. by reason of his position as Managing Director of York GP, the general partner of Lion L.P.; and the 403,400 shares of common stock beneficially owned by York Liquidity by reason of his position as Managing Director of York GP, the general partner of York Liquidity.
     LFL has sole voting and dispositive power with respect to the 898,870 shares of common stock of the Issuer beneficially owned by LFL. By reason of its position as the investment manager of LFL, YAML may be deemed to have sole voting and dispositive power with respect to the 898,870 shares of common stock of the Issuer beneficially owned by LFL. Lion L.P. has sole voting and dispositive power with respect to the 144,200 shares of common stock of the Issuer beneficially owned by Lion L.P. York Liquidity has sole voting and dispositive power with respect to the 403,400 shares of common stock of the Issuer beneficially owned by York Liquidity. By reason of its position as the general partner of Lion L.P. and York Liquidity, York GP may be deemed to have sole voting and dispositive power with respect to 547,600 shares of common stock of the Issuer (of which 144,200 are beneficially owned by Lion L.P. and 403,400 are beneficially owned by York Liquidity).
     (c) Schedule B annexed hereto lists all transactions in the Issuer’s shares of common stock in the last sixty (60) days by the Reporting Persons, each of which was effected in the open market.
     To the knowledge of the Reporting Persons, no person listed on Schedule A hereto has effected a transaction in the Issuer’s shares of common stock in the last sixty (60) days.
     (d) No person (including persons listed on Schedule A hereto) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of common stock of the Issuer, except to the extent of such person’s position as director of an entity listed on Schedule A.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, among the persons listed on Schedule A to this Schedule 13D, or

CUSIP No.	150925204	Page	12	of	28 Pages
between the Reporting Persons or the persons listed on Schedule A and any other person, with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement.
2.	Power of Attorney of S. Nicholas Walker.
3.	Power of Attorney of The Lion Fund Limited.
4.	Power of Attorney of York Lion Fund, L.P.
5.	Power of Attorney of York Liquidity L.P.
6.	Power of Attorney of York Asset Management Limited.
7.	Power of Attorney of York GP, Ltd.
[Signature page follows.]

CUSIP No.	150925204	Page	13	of	28 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 18, 2007

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

THE LION FUND LIMITED

By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK LIQUIDITY L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	Page	14	of	28 Pages
SIGNATURES
(Continued)

YORK ASSET MANAGEMENT LIMITED

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	Page	15	of	28 Pages
SCHEDULE A
Directors of York GP, LFL, and YAML
     The following is a list of the name, business address, principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of York GP, Ltd., The Lion Fund Limited, and York Asset Management Limited other than Mr. Walker, who is a director of each of them. Each director listed below is a citizen of the United Kingdom.

YORK GP, LTD.

Name, Principal
Business and Address
of Corporation or
Other Organization in
Name and		Which Employment is
Business Address	Principal Occupation	Conducted
Andrew Charles Joseph Walker	Managing Director of York Stockbrokers Limited	York Stockbrokers Limited, a broker dealer doing business in Europe.
44 Park View Pinner		44 Park View Pinner
Middlesex HA5 4LN UK		Middlesex HA5 4LN UK
THE LION FUND LIMITED

Name, Principal
Business and Address
of Corporation or
Other Organization in
Name and		Which Employment is
Business Address	Principal Occupation	Conducted
J. Dennis Hunter	Managing Director of	Queensgate Bank & Trust Company Ltd., a private bank.
P.O. Box 30464 SMB	Queensgate Bank &	PO Box 30464 SMB
Grand Cayman BWI	Trust Company Ltd.	Grand Cayman BWI

Ian Alexander Robertson
Derreensillagh, Castlecove, Co Kerry, Ireland	Author & Visiting Professor of Sociology	Self-employed

CUSIP No.	150925204	Page	16	of	28 Pages
YORK ASSET MANAGEMENT LIMITED

Name, Principal Business and
Address of Corporation or
Name and		Other Organization in Which
Business Address	Principal Occupation	Employment is Conducted
Peter Blackman
7th Floor Advanced 099 Tower #7B Calle Ricardo Arias Panama City, R.P.	Investment Advisor	York Investment Management S.A., a Panama licensed investment advisor servicing primarily Caribbean clients. 7th Floor Advanced 099 Tower #7B Calle Ricardo Arias Panama City, R.P.

CUSIP No.	150925204	Page	17	of	28 Pages
SCHEDULE B
Transactions by Reporting Persons in the Shares of Common Stock of the Issuer Within the Past 60 Days
YORK LION FUND, L.P.

Shares Purchased	Price Per Share	Date of Purchase
3,000	$2.56	May 21, 2007
3,000	$2.5683	May 24, 2007
5,000	$2.5698	May 31, 2007
8,333	$2.5687	June 4, 2007
2,800	$2.5678	June 12, 2007
4,614	$2.57	June 15, 2007
35,003	$2.5643	June 15, 2007
THE LION FUND LIMITED

Shares Purchased	Price Per Share	Date of Purchase
18,500	$2.57	June 1, 2007
20,000	$2.5687	June 4, 2007
2,240	$2.57	June 5, 2007
11,170	$2.57	June 6, 2007
9,830	$2.57	June 7, 2007
5,000	$2.57	June 8, 2007
3,284	$2.57	June 11, 2007
10,000	$2.5678	June 12, 2007
2,520	$2.57	June 13, 2007
658	$2.57	June 14, 2007
10,000	$2.57	June 15, 2007
195,068	$2.5643	June 15, 2007
1,200	$2.61	June 28, 2007

CUSIP No.	150925204	Page	18	of	28 Pages
YORK LIQUIDITY L.P.

Shares Purchased	Price Per Share	Date of Purchase
1,155	$2.56	May 22, 2007
2,180	$2.56	May 23, 2007
10,000	$2.5683	May 24, 2007
9,000	$2.57	May 25, 2007
7,760	$2.57	May 29, 2007
9,500	$2.5679	May 30, 2007
47,000	$2.5698	May 31, 2007
11,010	$2.57	June 1, 2007
5,600	$2.57	June 4, 2007
2,600	$2.57	June 5, 2007
8,000	$2.57	June 6, 2007
5,100	$2.57	June 7, 2007
8,022	$2.57	June 8, 2007
11,660	$2.57	June 11, 2007
10,000	$2.5694	June 12, 2007
16,000	$2.57	June 13, 2007
3,200	$2.57	June 14, 2007
65,103	$2.57	June 15, 2007
YORK GP, LTD.

Shares Purchased	Price Per Share	Date of Purchase
N/A	N/A	N/A
YORK ASSET MANAGEMENT LIMITED

Shares Purchased	Price Per Share	Date of Purchase
N/A	N/A	N/A

CUSIP No.	150925204	Page	19	of	28 Pages
S. NICHOLAS WALKER

Shares Purchased	Price Per Share	Date of Purchase
N/A	N/A	N/A

CUSIP No.	150925204	Page	20	of	28 Pages
Exhibit Index
1.	Joint Filing Agreement.

2.	Power of Attorney of S. Nicholas Walker.

3.	Power of Attorney of The Lion Fund Limited.

4.	Power of Attorney of York Lion Fund, L.P.

5.	Power of Attorney of York Liquidity L.P.

6.	Power of Attorney of York Asset Management Limited.

7.	Power of Attorney of York GP, Ltd.

CUSIP No.	150925204	Page	21	of	28 Pages
EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D, dated July 18, 2007 (including amendments thereto) with respect to the common stock of CLST Holding, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13D.
     Dated: July 18, 2007

/s/ S. Nicholas Walker
S. NICHOLAS WALKER

THE LION FUND LIMITED
By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.
By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	Page	22	of	28 Pages

YORK LIQUIDITY L.P.
By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK ASSET MANAGEMENT LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	Page	23	of	28 Pages

EXHIBIT 2
POWER OF ATTORNEY
S. NICHOLAS WALKER
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Andrew C. Walker his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorney-in-fact and agent or the substitute of him, may lawfully do or cause to be done by virtue hereof.
     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.
Dated: July 18, 2007

/s/ S. Nicholas Walker
S. NICHOLAS WALKER

CUSIP No.	150925204	Page	24	of	28 Pages

Exhibit 3
POWER OF ATTORNEY
THE LION FUND LIMITED
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
Dated: July 18, 2007

THE LION FUND LIMITED
By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	Page	25	of	28 Pages

Exhibit 4
POWER OF ATTORNEY
YORK LION FUND, L.P.
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
Dated: July 18, 2007

YORK LION FUND, L.P.
By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	Page	26	of	28 Pages

Exhibit 5
POWER OF ATTORNEY
YORK LIQUIDITY L.P.
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
Dated: July 18, 2007

YORK LIQUIDITY L.P.
By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	Page	27	of	28 Pages

Exhibit 6
POWER OF ATTORNEY
YORK GP, LTD.
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
Dated: July 18, 2007

YORK GP, LTD.
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	Page	28	of	28 Pages

Exhibit 7
POWER OF ATTORNEY
YORK ASSET MANAGEMENT LIMITED
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
Dated: July 18, 2007

YORK ASSET MANAGEMENT LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director